# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIR T INC, CIK 0000353184
CUSIP: 009207101
Title of class of securities: Common Stock, par value of $0.25 per share
Address of issuer's principal executive offices: 5930 Balsom Ridge Road, Denver, North Carolina (NC), 28037
Date of event which requires filing of this statement: 01/21/2026
Amends the filing with accession number 0000897069-21-000111
Filed by CIK 0001542769
Persons authorized to receive notices and communications: Nicholas J. Swenson, 5000 W 36th Street, Suite 200, Minneapolis,, Minnesota (MN), 55416, (612) 353-6380; Copy to: Peter D. Fetzer, Foley & Lardner, LLP, 777 East Wisconsin, Suite 3800, Milwaukee, Wisconsin (WI), 53202-5306, (414) 297-5596

## Reporting persons
- AO Partners I, LP (CIK 0001542769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 952,885; sole dispositive power 0; shared dispositive power 952,885; aggregate amount beneficially owned 952,885 (35.3% of the class); the aggregate amount excludes certain shares
- AO Partners LLC (CIK 0001479268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 952,885; sole dispositive power 0; shared dispositive power 952,885; aggregate amount beneficially owned 952,885 (35.3% of the class); the aggregate amount excludes certain shares
- Swenson Nicholas John (CIK 0001478067): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 3,750; shared voting power 1,331,520; sole dispositive power 3,750; shared dispositive power 1,331,520; aggregate amount beneficially owned 1,335,270 (49.4% of the class)
- Groveland Capital, LLC (CIK 0001617807): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 51,099; sole dispositive power 0; shared dispositive power 51,099; aggregate amount beneficially owned 51,099 (1.9% of the class); the aggregate amount excludes certain shares
- Glenhurst Co.: type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); member of a group; source of funds: working capital (WC); sole voting power 94,438; shared voting power 0; sole dispositive power 94,438; shared dispositive power 0; aggregate amount beneficially owned 94,438 (3.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value of $0.25 per share
Name of issuer: AIR T INC
Address of issuer's principal executive offices: 5930 Balsom Ridge Road, Denver, North Carolina (NC), 28037
Comment: This Amended and Restated Schedule 13D relates to shares of the Common Stock, par value of $0.25 per share of Air T, Inc., a Delaware Corporation (the "Issuer" or the "Company").

## Item 2. Identity and Background
Name of person filing:
AO Partners I, LP

AO Partners LLC

Groveland Capital, LLC

Groveland DST LLC

Glenhurst Co.

Nicholas John Swenson
Residence or business address: The principal business address of each of the Reporting Persons is 5000 W 36th Street, Suite 200, Minneapolis, MN 55416.
Present principal occupation or employment: Each of AO Partners Fund, AO Partners, Groveland Capital, Groveland DST, and Glenhurst are engaged in various interests, including investments. The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Manager of AO Partners, Groveland Capital, and Groveland DST.
Criminal convictions in the last five years: None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Swenson is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock of the Reporting Persons was acquired in open market purchases with working capital of AO Partners Fund and the personal investment capital of Mr. Swenson. The amount of funds expended to acquire the aggregate shares held by the Reporting Persons is $11,600,977.

## Item 4. Purpose of Transaction
Purpose of transaction:
This amendment is being filed to reflect aggregate prior changes, none of which are individually material, resulting from reconciliation of the holdings to current records.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued. The AO Partners Group's intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

The Reporting Persons previously reported the transfer of shares of Common Stock to Groveland DST. This transfer was effected solely for tax and estate planning purposes, and for income tax purposes was a transfer between Mr. Swenson, individually, and an entity owned by Mr. Swenson.

The Reporting Persons may make further purchases of shares of Common Stock. The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Amended and Restated schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through J), inclusive of Item (4) of Schedule 13D. Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following list sets forth the aggregate number and percentage (based on 2,702,639 shares of Common Stock outstanding as of October 31, 2025, as reflected in the Company's Quarterly Report on Form 10-Q of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2:

Name of Reporting Person: AO Partners Fund
Aggregate Number of Shares Beneficially Owned: 952,885
Percentage of Outstanding: 35.3%

Name of Reporting Person: AO Partners
Aggregate Number of Shares Beneficially Owned: 952,885
Percentage of Outstanding: 35.3%

Name of Reporting Person: Groveland DST
Aggregate Number of Shares Beneficially Owned: 233,098
Percentage of Outstanding: 8.6%

Name of Reporting Person: Groveland Capital, LLC
Aggregate Number of Shares Beneficially Owned: 51,099
Percentage of Outstanding: 1.9%

Name of Reporting Person: Glenhurst Co.
Aggregate Number of Shares Beneficially Owned: 94,438
Percentage of Outstanding: 3.5%

Name of Reporting Person: Nicholas J. Swenson
Aggregate Number of Shares Beneficially Owned: 1,335,270
Percentage of Outstanding: 49.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
The following list sets forth the ownership information for each of the Reporting Persons:

Name of Reporting Person: AO Partners Fund
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 952,885
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None

Name of Reporting Person: AO Partners
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 952,885
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Additional Information: AO Partners is the General Partner of AO Partners Fund. Because Mr. Swenson is the Manager of AO Partners, he has the power to direct the affairs of AO Partners. Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the 922,204 shares of Common Stock held by AO Partners Fund.

Name of Reporting Person: Groveland Capital
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 51,099
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Additional Information: Groveland Capital is an investment adviser and has voting and dispositive power with regard to the shares of Common Stock. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital. Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by Groveland Capital.

Name of Reporting Person: Glenhurst Co.
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 94,438
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Additional Information: Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.

Name of Reporting Person: Groveland DST
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 233,098
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Additional Information: Because Mr. Swenson is the Manager and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and dispositive of shares of Common Stock held in the name of Groveland DST.

Name of Reporting Person: Nicholas J. Swenson
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 3,750
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 1,331,520
Additional Information: Because Mr. Swenson is the Manager of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund. Because Mr. Swenson is the Manager and President of Groveland DST, he has the power to direct the affairs of Groveland DST, including the voting and disposition of shares of Common Stock held in the name of Groveland DST. Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund and Groveland DST with regard to those shares of Common Stock. The Issuer granted Mr. Swenson stock options for 20,000 shares with various exercise and expiration dates, for his service on the Issuer's board of directors, none of which are exercisable within 60 days and are not reported in Mr. Swenson's holdings hereunder.
Transactions in the class effected during the past sixty days: The Reporting Persons had no sales and no purchases of shares of Common Stock in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Swenson is indemnified by AO Partners Fund, AO Partners, Groveland Capital, Groveland DST, and Glenhurst for liabilities he may incur in connection with his duties for the AO Partners Group. Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any Reporting Persons, any other person as to how Mr. Swenson will, as a director or shareholder of the Issuer, act or vote on any issue or question.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 99.1: Joint Filing Agreement (previously filed).

## Signatures
- AO Partners I, LP: /s/ Nicholas J. Swenson, Manager of AO Partners, LLC (01/22/2026)
- AO Partners LLC: /s/ Nicholas J. Swenson, Manager (01/22/2026)
- Swenson Nicholas John: /s/ Nicholas J. Swenson, Manager (01/22/2026)
- Groveland Capital, LLC: /s/ Nicholas J. Swenson, Managing Member (01/22/2026)
- Glenhurst Co.: /s/ Nicholas J. Swenson, President (01/22/2026)